

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05049020

March 28, 2005

Robert A. Gordon
Senior Vice President, General Counsel
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588-3229

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/28/2005

Re: Safeway Inc.
Incoming letter dated March 25, 2005

Dear Mr. Gordon:

This is in response to your letter dated March 25, 2005 concerning the shareholder proposal submitted to Safeway by Nick Rossi as custodian for Katrina Wubbolding. On March 10, 2005, we issued our response expressing our informal view that Safeway could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

The Division grants the reconsideration request, as there appears to be some basis for your view that Safeway may exclude the proposal under rule 14a-8(i)(2). Accordingly, we will not recommend enforcement action to the Commission if Safeway omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

Sincerely,

Martin P. Dunn
Deputy Director

cc: Nick Rossi
Katrina Wubbolding
P.O. Box 249
Boonville, CA 95415

EXECUTIVE OFFICES

SAFEWAY INC.

5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

March 25, 2005

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Request for Reconsideration
Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

By letter dated January 17, 2005 (the "Initial Request"), Safeway Inc. ("Safeway") requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") with Safeway's intention to exclude a stockholder proposal submitted by Nick Rossi (the "Proposal") from Safeway's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). In its response dated March 10, 2005, the Staff stated that it was unable to concur with Safeway's view that the Proposal could be excluded. Safeway's Initial Request, the Proposal and the Staff's response are attached hereto as Exhibit A.

Safeway argued in the Initial Request that the Proposal may be properly omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(2) because, if implemented, it would cause Safeway to violate federal law. Safeway did not include a legal opinion to that effect with its Initial Request because neither Rule 14a-8(i)(2) nor the instructions thereto require such an opinion. However, in further support of Safeway's argument under Rule 14a-8(i)(2), we have included the opinion of Latham & Watkins LLP with this request for reconsideration (the "Legal Opinion"), which is attached hereto as Exhibit B. Safeway also argued in the Initial Request that the Proposal's supporting statement is materially misleading pursuant to Rule 14a-8(i)(3).

The Proposal requests that the "board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Beginning in the 2006 fiscal year, at least 50% of the nominees to the board of directors shall be a minority. Stated another way, no more than 50% of the nominees to the board of directors shall be white and male."

We respectfully request the Staff to reconsider its initial response for the reasons set forth in the Initial Request and below.


Recycled
Paper

The Proposal is Discriminatory on its Face. The Proposal requires implementation of race and gender selection criteria in a manner that, in our opinion, violates both Title VII of the Civil Rights Act of 1964, as amended ("Title VII"), 42 U.S.C. Section 1981 ("Section 1981") and Section 12940, et seq. of the California Fair Employment and Housing Act ("FEHA"). Safeway supports the consideration of numerous characteristics and qualities, including race and gender, with respect to all nominees, as described in Safeway's Corporate Governance Guidelines and the charter of the Nominating and Corporate Governance Committee. The Proposal, however, makes perceived majority status alone an exclusionary factor. If adopted, the Proposal would require the Nominating and Corporate Governance Committee of the Board of Directors, in the consideration of director nominees, to exclude qualified candidates solely because they are not perceived to be minorities. Safeway believes this violates Title VII, Section 1981 and the California FEHA.

Since submitting its Initial Request, Safeway also has come to believe that the Proposal violates Section 1981, which provides that "all persons within the jurisdiction of the United States shall have the same right in every State and Territory to make and enforce contracts, to sue, be parties, give evidence, and to the full and equal benefit of all laws and proceedings for the security of persons and property as is enjoyed by white citizens, and shall be subject to like punishment, pains, penalties, taxes, licenses, and exactions of every kind, and to no other." Section 1981 goes on to provide that the phrase ""make and enforce contracts" includes the making, performance, modification, and termination of contracts, and the enjoyment of all benefits, privileges, terms and conditions of the contractual relationship." The United States Supreme Court has made it clear that "although Section 1981 does not itself use the word "race", the Court has construed the section to forbid all "racial" discrimination in the making of private as well as public contracts." Saint Francis College, 481 U.S. 604, 609 (1987) (citing Runyon v. McCrary, 427 U.S. 160, 168, 174-175 (1976)). Further, federal courts long have held that the director/corporation relationship is a contractual relationship. Farmer v. Lowe's Cos., 188 F. Supp. 2d 612, 618-619 (W.D.N.C. 2001).

The Opinion of Counsel is Reasonable and Reliable. Safeway's views are supported by the Legal Opinion. The counsel providing the Legal Opinion is licensed to practice law in the jurisdictions in which the relevant laws are at issue (i.e., Title VII and Section 1981 under federal law, and California law). Further, the Legal Opinion does not make any assumptions about the operation of the Proposal that are not called for by the language of the Proposal, nor does it make any other assumptions that eviscerate the weight or reliability of the Legal Opinion. We believe the law underlying the Legal Opinion is well settled, and the Legal Opinion is supported by relevant legislative authority and judicial precedent. Finally, Safeway is not aware of any competing opinion submitted by the proponent that would question the validity or reliability of the Legal Opinion. *See Question E of Staff Legal Bulletin No. 14B (CF) Shareholder Proposals* (September 15, 2004).

Precedent Supports Exclusion. Safeway does not believe that the Proposal is distinguishable from prior proposals found excludable by the Staff under Rule 14a-8(i)(2). On March 15, 2005, the Staff issued a no-action letter pursuant to Rule 14a-8(i)(2) regarding an identical proposal submitted by Nick Rossi to a different corporation. See *Bank of America* (avail. March 15, 2005). The Initial Request also cites numerous no-action letters that Safeway believes are directly relevant. The Proposal does not merely request the adoption of a *policy* to strive, seek, encourage or promote board diversity or to merely consider minority candidates (which proposals have not been excluded by the Staff in the past). Instead, the Proposal sets a firm threshold for nomination – 50% or more of the Board candidates must, in fact, be women or non-white males.

In prior no-action letters, the Staff has permitted companies to exclude proposals requiring an "alternative slate of equally qualified nominees consisting of at least 50% minorities, with minorities being defined as women of any race and any non-white men." *See Transamerica Corporation* (avail. March 3, 1992); *Sears, Roebuck and Company* (avail. March 3, 1992); and *Exxon Corporation* (avail. February 27, 1992). Safeway believes the Proposal is actually more restrictive than that at issue in these prior no-action letters. The Proposal does not propose an alternative slate of nominees, but rather requires that 50% of the primary slate of director nominees be women or non-white men. Safeway believes that the *Bank of America* no-action letter, and the no-action letters cited in the Initial Request, including those cited above, are the most direct and relevant precedent and provide substantive support for Safeway's view.

* * * *

On the basis of the foregoing, Safeway respectfully requests the reconsideration of the Staff's March 10, 2005 response to the Initial Request.

The 2005 Annual Meeting is scheduled to be held on May 25, 2005. Safeway intends to file its definitive proxy materials with the Securities and Exchange Commission on or about April 12, 2005, and to commence mailing to its stockholders on or about such date. In order to meet that deadline, Safeway will need to begin printing its 2005 Proxy Materials the week of April 4, 2005. As a result, a response from the Staff no later than April 1, 2005 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at (925) 467-3858 or John Huber at (202) 637-2242.

Please acknowledge receipt of this letter by stamping and returning a copy of this letter in the enclosed self-addressed envelope. Thank you very much for your prompt attention to this matter.

Very truly yours,

Robert A. Gordon
Senior Vice President, General Counsel

cc: Jonathan Ingram, Esq.
Nick Rossi

SF\508031.2

Exhibit A

March 10, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Safeway Inc.
Incoming letter dated January 17, 2005

The first proposal relates to the sale of Safeway. The second proposal requests that the board of directors take the necessary steps to amend Safeway's governance documents to provide that beginning in fiscal 2006, at least 50 percent of the nominees to the board of directors shall be minorities, as that term is used in the proposal.

We are unable to concur in your view that Safeway may exclude the proposals under rules 14a-8(c) and 14a-8(f). Accordingly, we do not believe that Safeway may omit the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f).

We are unable to concur in your view that Safeway may exclude the second proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Safeway may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Safeway may exclude the second proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Safeway may omit the second proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Safeway may exclude the second proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Safeway may omit the second proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Sara D. Kalin
Attorney-Advisor

505 Montgomery Street, Suite 2000
San Francisco, California 94111-2562
Tel: (415) 391-0600 Fax: (415) 395-8095
www.lw.com

LATHAM&WATKINS LLP

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	Washington, D.C.

January 17, 2005

VIA OVERNIGHT MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: **Safeway Inc. 2005 Annual Meeting: Shareholder Proposal by Nick Rossi and by Nick Rossi Custodian for Katrina Wubbolding**

Ladies and Gentlemen:

We are writing on behalf of Safeway Inc., a Delaware corporation ("Safeway"), to notify the staff of the Division of Corporation Finance (the "Staff") of Safeway's intention to exclude two shareholder proposals and their respective supporting statements from Safeway's proxy materials for its 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). Safeway has received two shareholder proposals from Nick Rossi, one of which was submitted in his individual name and the other was submitted in his capacity as custodian for Katrina Wubbolding.

In accordance with Rule 14a-8(j), we have enclosed six copies of (a) this letter, (b) the proponent's letters submitting the two proposals (attached as Exhibit A-1 and Exhibit A-2), and (c) Safeway's correspondence to Mr. Rossi (attached as Exhibit B). By a copy of this submission, we notify Mr. Rossi on behalf of Safeway of its intention to omit both proposals from its 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff not fewer than 80 days before Safeway intends to file its definitive 2005 Proxy Materials with the Commission.

Proposal A

On September 9, 2004, Safeway received a letter from Nick Rossi that contains the following proposal ("Proposal A"):

"The shareholders of Safeway request the board of director s arrange for the sale of Safeway to the highest bidder ."[1]

Proposal B

On the same day, Safeway received a letter from Nick Rossi, purportedly in his capacity as custodian for Katrina Wubbolding, that contains the following proposal ("Proposal B"):

"The shareholders of Safeway request the board of directors take the necessary steps to ammend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year , at least 50 % of the nominees to the board of directors shall be a minority . Stated another way , no more than 50 % of the nominees to the board of directors shall be white and male ."[2]

We respectfully request confirmation that the Staff not recommend any enforcement action if both Proposal A and Proposal B (collectively and together with their respective supporting statements, the "Proposals") are omitted from Safeway's 2005 Proxy Materials.

Reasons That Both Proposals May be Omitted from Safeway's 2005 Proxy Materials

1. Rule 14a-8(c) -- Proponent has submitted more than one proposal for Safeway's 2005 Proxy Materials.

Rule 14a-8(c) states that "each shareholder may submit no more than one proposal to a company for a particular shareholders meeting." In Release No. 34-12999 (Nov. 22, 1976), which adopted the rule limiting each shareholder to one proposal, the Staff stated that this limitation "will apply collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants)." Further, the Staff stated that "the Commission is aware of the possibility that some proponents may attempt to evade the new limitations through various maneuvers, such as having other persons whose securities they control submit two proposals each in their own names."

Safeway advised Nick Rossi by letter dated January 3, 2005 that he was limited to one proposal and he was given the opportunity to voluntarily withdraw one of the two Proposals. To date, Mr. Rossi has not responded to the Safeway letter. While the Safeway letter was not delivered to Nick Rossi within 14 days of receiving the Proposals, Mr. Rossi misrepresented to Safeway that the Proposals were submitted by two different proponents. Safeway, in good faith,

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1 We have attempted to reproduce the punctuation of this proposal as it appears in the original. Please see Exhibit A-1 for an exact copy.

2 We have attempted to reproduce the proposal as it appears in the original. Please see Exhibit A-2 for an exact copy.

relied upon Mr. Rossi's representations and, as a result, the proponent should not be afforded the protection of Rule 14a-8(f).

In *SBC Communications, Inc.* (Dec. 16, 2004), the Staff interpreted Rule 14a-8(c) to permit exclusion of two proposals. The first was submitted by Nick Rossi and the second by Nick Rossi, trustee of the Jeanne Rossi Family Trust. As a shareholder proponent, Nick Rossi was attempting to submit one proposal in his own name and another through a trust that he controls.

Mr. Rossi is attempting a very similar maneuver with respect to the Proposals. He has submitted Proposal A in his own name and Proposal B through a custodial account for Katrina Wubbolding which account he controls. Further, the attached Morgan Stanley letter dated September 8, 2004 indicates that the Safeway shares held by the custodial account were transferred to the account by Nick Rossi himself.

The Staff has consistently interpreted Rule 14a-8(c) to permit exclusion of a group of proposals where the proponents are related and one is the "alter ego" of another or where one proponent "controls" another's shares. For example, in *BankAmerica Corp* (Feb. 8, 1996), a proponent submitted one proposal as president of a corporate proponent and another as custodian of a minor. After being notified of the one proposal rule, the proponent did not strike either proposal and BankAmerica filed a no-action letter. The Staff concurred with BankAmerica Corp.'s reasoning and permitted exclusion of both proposals based on the argument that the "Proponents are the nominal proponents acting on behalf of, under the control of, or as the alter ego of [the proponent]." *In Jefferson-Pilot Corporation* (Mar. 12, 1992), the Staff again permitted exclusion of multiple proposals stating: "we further note that the one-proposal limitation applies in those instances where a person attempts to evade the one-proposal limitation through maneuvers, such as having person they control submit a [sic] proposals." Such is the case with the Proposals.

In addition, as further evidence of control by Nick Rossi, the Proposals (i) are each dated September 8, 2004, (ii) were mailed to Safeway on the same date, (iii) contain the identical P.O. Box address, (iv) are formatted the same, (v) contain similar punctuation errors and (vi) are signed by Nick Rossi. Based upon the language of Release No. 34-12999 and the SBC and BankAmerica Corp. no-action letters, Safeway believes that both Proposals should be omitted from its 2005 Proxy Materials.

2. **Rule 14a-8(i)(2) -- Proposal B, if implemented, may require Safeway to violate federal law.**

Safeway is committed to diversity among its employees and its suppliers, as evidenced by this statement by Steve Burd, Safeway's Chairman and CEO: "Those of us who work at Safeway come from all walks of life. We have a team comprised of people from all races, religions and ethnic backgrounds. They bring to the workplace a variety of styles, abilities and skills. I am proud of our diversity. Without a diverse team, we could not make Safeway the best company in our industry."

Safeway strives to maintain a balanced workforce and seeks the best employees, regardless of gender, age, race, sexual orientation, ethnicity or cultural background, from every segment of the communities it serves. All such persons have an equal opportunity to have positions of responsibility within Safeway. The success of Safeway's diversity policy also earned it a place on Fortune Magazine's 2004 "America's 50 Best Companies for Minorities."

Safeway's Board also strives for this same diversity. Currently Safeway's Board is comprised of nine members, including two highly-qualified women and one male of Indian descent. These individuals, as with all of Safeway's Directors, were selected on the basis of a rigorous examination of their qualifications, including their academic, executive, management, financial and business experience. Safeway seeks only the best-qualified candidates for its directors, regardless of a person's color, race or gender. A person's experience, qualifications and expertise are reliable predictors of an individual's ability to provide guidance and direction to Safeway's management and of his or her ability to manage Safeway for the benefit of its stockholders.

Proposal B, in contrast, proposes not a commitment to diversity, but to a quota – one requiring that at least 50% of all Board nominees be selected based on sex or the color of their skin. It would dispense with the principal of equal opportunity with respect to the selection and nomination of directors. Given that Safeway has longstanding and successful polices against discrimination of any kind, as evidenced by the presence of minorities and women on its current and past Boards, Proposal B runs counter to Safeway's diversity commitment and is itself discriminatory.

Rule 14a-8(c)(2) under the Securities Exchange Act provides that a shareholder proposal may be excluded from the proxy materials if the proposal "would require the registrant to violate any state law or federal law of the United States." The question here is whether it is a violation of Title VII of the Civil Rights Act of 1991 ("Title VII") for the Board to require that 50% of all future Board nominees be selected based on their sex or race.

The implementation of Proposal B would cause Safeway to violate the principles embodied in Title VII. In *Johnson v. Transportation Agency of Santa Clara County*, 480 U.S. 616 (1987), the Court held that Title VII prohibits employers from implementing plans that use gender, race, or color as selection criteria except where necessary to correct proven imbalances in the company's workforce. If such imbalances are found to exist, Johnson requires that the remedial plan contain necessary safeguards so that the interests of those employees not benefiting from the plan are not unduly infringed. Johnson further requires that the remedial plan be used (if at all) only as a temporary remedial measure to achieve – rather than maintain – a balanced workforce. See *Johnson* at 639-640 (stating that "express assurance" that a minority preference is temporary may be necessary where there is a quota).

Proposal B recommends that the Board select 50% of its nominees based on the candidates' race or sex, and, in contravention of Johnson, would make this quota permanent. It would thereby reserve half of the nominations to Safeway's Board for either women or minorities. By law, such a quota system can only be implemented if it is designed to remedy acts of prior discrimination. There is no such indication of prior discrimination by Safeway in its selection of Directors. To the contrary, Safeway's policies prohibit discrimination in the selection and retention of employees, including Board members. The current make-up of Safeway's Board is clear evidence of the success of its policy.

Furthermore, although required by law, Proposal B does not indicate the derivation or purpose of its numerical quota or its relationship to the qualifications required for Board nomination. It appears, instead, to be an arbitrarily selected percentage. As the Court stated in Johnson,

> If a plan failed to take distinctions in qualifications into account in providing guidance for actual employment decisions, it would dictate mere blind hiring by the numbers, for it would hold supervisors to achievement of a particular percentage of minority employment or membership regardless of circumstances such as . . . the number of available qualified minority applicants. (*Johnson,* at 636 (internal punctuation omitted)).

Proposal B may be accurately described as such a "blind hiring" plan and would serve only to institutionalize a quota in violation of Title VII. It should be excluded from Safeway's 2005 Proxy Materials.

The Staff previously has allowed the omission of similar proposals that call for race-based or sex-based director selection. In particular, Safeway would like to draw the Staff's attention to its concurrence in a no-action letter submitted by Transamerica Corporation in response to a proposal submitted by Nick Rossi – who is the Proponent of Proposal B. Transamerica Corporation argued that Mr. Rossi's proposal requiring a minority "quota" would violate Title VII. The Staff concurred, and described the proposal as one requiring that "the Company increase to specified levels minority representation in management and the board of directors . . . ." *Transamerica Corporation* (March 3, 1992). Although the proposal in that case, among other things, required the maintenance of a quota in the context of an "alternative slate" of director candidates, it appears that the substantive violation of Title VII is fundamentally indistinguishable from Proposal B.

Safeway would also note that the Staff has consistently allowed the omission of proposals similar to Proposal B. See *Burlington Northern Santa Fe Corp.* (February 6, 1998) (proposal to appoint a woman to the board of directors); see also *Cellular Communications of Puerto Rico*, Inc. (February 21, 1995) (proposal to permanently include a "Puertorrican" on the board of directors); *Wang Laboratories* (August 11, 1992) (proposal to require that at least half of the board of directors be women); *Exxon Corporation* (February 27, 1992) (proposal to require an alternative slate of director nominees consisting of at least 50 percent minorities); *Sears, Roebuck and Company* (March 3, 1992) (proposal to require an alternative slate of director nominees consisting of at least 50 percent minorities); *Iowa Resources Inc.* (January 26, 1983) (proposal that the Board of Directors include certain "minorities" in its slate of nominees); *North American Bank & Trust* (January 27, 1982) (proposal relating to the selection of a lesbian as a director); and *Associated Spring Corporation* (February 20, 1973) (proposal to appoint a "black man or a woman" to the board of directors).

For the same reasons discussed above, it is also beyond Safeway's power to effectuate Proposal B under Rule 14a-8(c)(6).

3. **Rule 14a-8(i)(3) -- Proposal B's supporting statement is materially misleading.**

Rule 14a-8(i)(3) permits the exclusion of a proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Staff Legal Bulletin No. 14B (September 15, 2004), which clarifies the circumstances in which companies will be permitted to exclude proposals under 14a-8(i)(3), states that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where: ... substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The supporting statement to Proposal B meets this standard for exclusion.

The supporting statement of Proposal B reads as follows:

> "The proponent believes that valuable and successful people come in all shapes , sizes and shades . A lot of hard working and talented people have been overlooked for management positions because of their background . That is bad business . For example, it is nearly impossible to find a board member of a major corporation in America that has not graduated from a well known college . The notion you can start in the mail room and work your way to the top , is simply not true . The proponent believes there is a system in corporate America of starting and promoting management personnel . The proponent believes this system excludes a large group of hard working , highly motivated and very intelligent people with inate abilities . The proponent believes our company would be a more valuable company if we included this large group ."[3]

Most sentences constituting the supporting statement appear to address the promotion of management personnel rather than the selection of minority nominees for consideration as Safeway board members which is the topic of Proposal B. Specifically, the following sentences of the supporting statement address management promotion: sentence two beginning "A lot of hard working ..."; sentence three beginning "That is bad..."; sentence five beginning "The notion you can start..."; sentence six beginning "The proponent believes there is..."; sentence seven beginning "The proponent believes this system...; and sentence eight beginning "The proponent believes our company...". The text of Proposal B, when read by itself, is relatively clear in requiring that Safeway adopt a quota system in its selection of Directors. However,

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[3] We have attempted to reproduce the punctuation of the supporting statement as it appears in the original. Please see Exhibit A-2 for an exact copy.

when coupled with the irrelevant and confusing supporting statement, the Proposal may cause shareholders to question whether they are being asked to vote upon Proposal B (i.e., setting quotas for Director nominees) or a proposal that somehow changes the manner in which management personnel are promoted at Safeway, or some other vague and undefined proposal. For these reasons, both Proposal B and its supporting statement should be omitted from Safeway's 2005 Proxy Materials under Rule 14a-8(i)(3).

* * * *

For the foregoing reasons, Safeway believes it may properly exclude the Proposals from the 2005 Proxy Materials under Rule 14a-8. Accordingly, Safeway respectfully requests that the Staff not recommend any enforcement action if Safeway omits the Proposals from its 2005 Proxy Materials. If the Staff does not concur with Safeway's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

If you have any questions or need any further information, please call the undersigned at (415) 395-8087 or Scott Haber at (415) 385-8137.

Very truly yours,

Kimberly L. Wilkinson

Kimberly L. Wilkinson
of LATHAM & WATKINS LLP

Enclosures

cc: Katrina Wubbolding
Nick Rossi
Linda Sayler, Esq.

EXHIBIT A-1

SEP 0 9 2004

Nick Rossi
P.O. Box 249
Boonville, Ca. 95415

September 8, 2004

Safeway
Linda C. Sayler - Corp. Secretary
5918 Stoneridge Mall Road
Pleasanton, Ca. 04588-3229

NICK ROSSI PROPOSAL TO BE SUBMITTED IN THE 2005 SAFEWAY PROXY MATERIAL

The shareholders of Safeway request the board of director s arrange for the sale of Safeway to the highest bidder .

Nick Rossi holder of 200 common shares of Safeway at Morgan Stanley . Nick Rossi has held these shares continuously for the required length of time and intends to own these shares through the date of the meeting .

Nick Rossi

SUPPORTING STATEMENT

The proponent believes that Safeway has been grossly mismanaged and that management should be replaced . The proponent believes that management will not replace themselves . The proponent believes that management wil have to be replaced by the shareholders .

The auction could be for cash or stock or a combination of both . The auction could include buyers for different parts of the company .

Nick Rossi

EXHIBIT A-2

Nick Rossi Custodian For Katrina Wubbolding
P.O. Box 249
Boonville, Ca. 95415

September 8, 2004

Safeway
Linda C. Sayler -Corp. Secretary
5918 Stoneridge Mall Road
Pleasanton , Ca. 94588-3229

NICK ROSSI CUSTODIAN FOR KATRINA WUBBOLDING PROPOSAL TO BE SUBMITTED IN THE 2005 SAFEWAY PROXY MATERIALS

The shareholders of Safeway request the board of directors take the necessary steps to ammend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year , at least 50 % of the nominees to the board of directors shall be a minority . Stated another way , no more than 50 % of the nominees to the board of directors shall be white and male .

Nick Rossi custodian for Katrina Wubbolding holder of 235 common shares of Safeway certificate # SWY 84289 12/31/01 . Nick Rossi custodian for Katrina Wubbolding has held these shares continuously for the required amount of time and intends to own these shares through the date of the 2005 annual meeting .

SUPPORTING STATEMENT

The proponent believes that valuable and successful people come in all shapes , sizes and shades . A lot of hard working and talented people have been overlooked for management positions because of their background . That is bad business . For example it is nearly impossible to find a board member of a major corporation in America that has not graduated from a well known college . The notion you can start in the mail room and work your way to the top , is simply not true . The proponent believes there is a system in corporate America of starting and promoting management personnel . The proponent believes this system excludes a large group of hard working , highly motivated and very intelligent people with inate abilities . The proponent believes our company would be a more valuable company if we included this large group .

Nick Rossi
Nick Rossi

EXHIBIT B


SAFEWAY INC.
5918 STONERIDGE MALL ROAD
PLEASANTON, CA 94588-3229

Direct: (925) 467-3912
Facsimile: (925) 467-3214

January 3, 2005

BY CERTIFIED MAIL

Mr. Nick Rossi
P.O. Box 249
Boonville, CA 95415

Re: Stockholder Proposals

Dear Mr. Rossi:

We have received two proposals from you for consideration at Safeway Inc.'s 2005 Annual Meeting of Stockholders. You submitted the following proposal in your individual capacity:

The shareholders of Safeway request the board of directors arrange for the sale of Safeway to the highest bidder.

The following proposal was submitted by you in your capacity as custodian for Katrina Wubbolding:

The shareholders of Safeway request the board of directors take the necessary steps to amend the company's governing instruments to adopt the following: Beginning in the 2006 fiscal year, at least 50% of the nominees to the board of directors shall be a minority. Stated another way, no more than 50% of the nominees to the board of directors shall be white and male.

Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." By virtue of holding the shares as custodian, you are the beneficial owner of, and control, those shares. Therefore, you are deemed to have submitted two proposals, which exceeds the limit set forth in Rule 14a-8(c). Accordingly, we are giving you the opportunity to withdraw voluntarily one of the above proposals.

Should you fail to withdraw at least one of your proposals, we will seek no-action relief from the Staff of the Securities and Exchange Commission to exclude both of your proposals. We note that on December 16, 2004, the SEC Staff issued a no-action letter which permitted SBC Communications to exclude two proposals made by you, one in your individual capacity and one as trustee, on the basis that your submissions exceeded the one proposal limit in Rule 14a-8(c). Please note that we reserve our right to seek no-action relief with respect to one or both of your proposals on other bases.


Recycled
Paper

Please provide me with written confirmation within 14 days of your receipt of this letter as to which of the above proposals you are withdrawing voluntarily from consideration at the Safeway 2005 Annual Meeting.

Very truly yours,

Linda C. Sayler

Linda C. Sayler
Corporate Secretary

cc: Scott Haber (Latham & Watkins)
Bob Gordon

Exhibit B

SF\508031.2

Linda M. Inscoe
Direct Dial: 415-395-8028
linda.inscoe@lw.com

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LATHAM & WATKINS LLP

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Washington, D.C.

March 25, 2005

Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588

Re: Stockholder Proposal Submitted by Nick Rossi

Ladies and Gentlemen:

We are general outside corporate counsel to Safeway, Inc. ("Safeway"), a Delaware corporation with its principal executive offices in California. We have been asked to render an opinion concerning the legality of a stockholder proposal (the "Proposal") submitted to Safeway by Nick Rossi (the "Proponent"). The Proponent intends to present the Proposal at Safeway's 2005 annual stockholders' meeting, and requests the Proposal be included in Safeway's 2005 proxy materials.

In reaching our conclusions, we have relied upon representations of Safeway with respect to the factual matters stated herein. We have not independently verified those facts. As discussed in detail below, it is our opinion that the Proposal, if adopted and implemented, would likely violate Title VII of the Civil Rights Act of 1964, as amended ("Title VII"), 42 U.S.C. § 1981, and provisions of the California Fair Employment Housing Act ("FEHA").

The Proposal

The Proposal provides as follows:

> "The shareholders of Safeway request the board of directors take the necessary steps to ammend the company's governing instruments to adopt the following : Beginning in the 2006 fiscal year , at least 50 % of the nominees to the board of directors shall be a minority . Stated another way , no more than 50% of the nominees to the board of directors shall be white and male .
>
> "SUPPORTING STATEMENT
>
> "The proponent believes that valuable and successful people come in all shapes , sizes and shades . A lot of hard working and talented people have been overlooked for management positions because of their background . That is bad business . For example it is nearly impossible to find a board member of a major corporation

> in America that has not graduated from a well known college . The notion that you can start in the mail room and work your way to the top , simply is not true . The proponent believes there is a system in corporate America of starting and promoting management personnel . The proponent believes this system excludes a large group of hard working , highly motivated and very intelligent people with inate abilities . The proponent believes our company would be a more valuable company if we included this larger group ." [1]

Discussion

The Proposal requires that the nomination of directors be predicated on race or gender. If adopted and implemented, it is our opinion that the Proposal would likely violate Title VII, 42 U.S.C. § 1981, and the FEHA, Cal. Govt. Code Section 12940, *et seq.*

I. Title VII

It has long been established that selection of persons for, or exclusion of them from, employment, promotion, training, housing and other opportunities on the basis of race, color or gender generally violates the Civil Rights Act of 1964. Title VII of the Civil Rights Act protects the rights of "employees" not to be excluded from work opportunities, including promotion to the management ranks, on the basis of, among other things, race, color and gender. *E.g.*, *Johnson v. Transportation Agency of Santa Clara County*, 480 U.S. 616 (1987); *United Steelworkers v. Weber*, 443 U.S. 193 (1978).

Title VII specifically protects the rights of "employees." Safeway's Board does currently include a Safeway employee, and is not limited to non-employees. Thus, the Proposal, if adopted and implemented, could cause Safeway to deny Board membership to a qualified employee on the basis of characteristics protected by Title VII, i.e., race and sex, which would constitute a violation of Title VII. Moreover, the determination whether a director is an "employee" for purposes of Title VII is made on a case-by-case basis, such that titles are not dispositive. *See EEOC v. Johnson & Higgins, Inc.*, 91 F.3d 1529, 1539 (2d Cir. 1996) (holding that a mandatory retirement policy applicable to members of the Johnson & Higgins Board of Directors violates the Age Discrimination in Employment Act); *Devine v. Stone, Leyton & Gershman P.C.*, 100 F.3d 78, 81 (2d Cir. 1996) (holding that the substance of the relationship, and not its form, determines whether an individual is an employee under Title VII); *Clackamas Gastroenterology Associates, P.C. v. Wells*, 53 U.S. 440, 451 (2003) (holding that whether a shareholder-director is an employee for purposes of the Americans with Disabilities Act depends on whether the individual acts independently and participates in managing the organization, or whether the individual is subject to the organization's control, and approving six factors identified by the Equal Employment Opportunity Commission as relevant to this determination).

---

[1] All errors in spelling and punctuation appear in the original Proposal.

Consequently, it is impossible to rule out a violation of Title VII were the Proposal to be adopted by Safeway's shareholders.

In *Johnson*, the United States Supreme Court ruled that Title VII prohibits employers from implementing plans, such as the Proposal, that use gender, race and color as selection criteria, except as necessary to correct *proven* imbalances in a company's workforce. Even where imbalances are found to exist, *Johnson* requires that a remedial plan contain safeguards intended to protect the rights of workers not benefited by the plan. *Johnson* further provides that remedial measures, if used at all, must be limited in time, so as to achieve – rather than seek to maintain – a balanced workforce.

While the Proposal purports to address a perceived "system" of exclusionary promotion of employees to the highest ranks of management by imposing a gender and race-based quota on nominations of directors, there is no showing of imbalances in Safeway's workforce, prior invidious exclusionary practices, or the effect of this alleged "system" of discriminatory promotion on the opportunities of women and race minorities to serve as directors of Safeway. Thus, the Proposal does not make the requisite evidentiary case for imposition of a remedial plan in the form of a quota. Weighing against this paucity of evidence (as opposed to hyperbole) from the Proponent, we are informed that there is ample evidence that Safeway is not only committed to, but has achieved, diversity among its employees, suppliers and Board members.

Safeway's commitment to equal opportunity is evidenced by, among other things, this statement by Steve Burd, Safeway's Chairman and CEO: "Those of us who work at Safeway come from all walks of life. We have a team comprised of people from all races, religions and ethnic backgrounds. They bring to the workplace a variety of styles, abilities and skills. I am proud of our diversity. Without a diverse team, we could not make Safeway the best company in our industry." We are informed that Safeway has long had a formal policy of seeking to hire and retain the best employees, regardless of gender, race, color, or other protected characteristics. The success of Safeway's diversity policy earned it a place on Fortune Magazine's 2004 "America's 50 Best Companies for Minorities."

We understand that Safeway strives for diversity on its Board as well. Of the nine current members of Safeway's Board, two are women, and one is a male of Indian descent. We are informed that these individuals were selected on the basis of the same rigorous examination of their academic, executive, management, financial and business qualifications that Safeway applies to all candidates for its Board.

Even if the Proposal were sufficient to meet the evidentiary requirements for the adoption of a remedial plan, it is defective for the further reason that it does not comport with limitations placed by *Johnson* and other authorities upon such remedial measures. The Proposal, though discriminatory on its face, contains no measures to safeguard the rights of white male candidates for Safeway's Board of Directors. Nor is it limited in time. Instead, it seeks to permanently extend preferential treatment to some candidates on the basis of race and gender.

For all of these reasons, we are of the opinion that, by adopting and implementing this proposal, Safeway would likely violate Title VII.

II. 42 U.S.C. § 1981

42 U.S.C. § 1981 protects against discrimination in the making and enforcing of contracts. It provides in pertinent part that, "All persons within the jurisdiction of the United States shall have the same right in every State and Territory to make and enforce contracts, to sue, be parties, give evidence, and to the full and equal benefit of all laws and proceedings for the security of persons and property as is enjoyed by white citizens, and shall be subject to like punishment, pains, penalties, taxes, licenses, and exactions of every kind, and to no other." 42 U.S.C. § 1981(a). Although § 1981 does not itself use the word "race," the Supreme Court has construed the section to forbid all "racial" discrimination in the making of private and public contracts. *Runyon v. McCrary*, 427 U.S. 160, 168, 174-75 (1976). The relationship between a corporation and a member of its Board of Directors has been found to be fundamentally a contractual one, and subject to the strictures of § 1981. *Farmer v. Lowe's Companies, Inc.*, 188 F. Supp. 2d 612, 618-19 (W.D.N.C. 2001).

In *Farmer v. Lowe's Companies, Inc.*, 188 F. Supp. 2d 612 (W.D.N.C. 2001), the plaintiff brought suit under § 1981 alleging that she was not re-nominated to the slate of directors proposed to the shareholders by the defendant's board of directors because she had complained about the number of women and minorities who were employed by the defendant. *Id.* at 617. The court found that, regardless of whether or not the contract at issue between the corporation and the board member had specific terms which either party could seek to enforce, a contractual relationship existed between the plaintiff and the corporation because the plaintiff promised to provide her services as director and the corporation promised to compensate her for those services. *Id.* The court held that under § 1981, the corporation could not terminate this agreement, or refuse to re-enter into it, on the basis of plaintiff's participation in protected activity. *Id.*

Safeway's Board members, like the Director in the *Farmer* case have a contractual relationship with Safeway. We understand that they are paid for their service; are reimbursed for expenses incurred in connection with their service on the Board; are entitled to be indemnified by Safeway to the fullest extent permitted by Delaware law for any losses incurred as a result of any third party lawsuit; and are expected to comply with various Safeway policies, including its Code of Business Conduct and Ethics and its Corporate Governance Guidelines.

Accordingly, the Proposal, which seeks to extend preferential ability to some candidates to enter into this fundamentally contractual relationship with Safeway on the basis of race, would, if adopted and implemented, likely violate § 1981, both with respect to those current Board members who might lose their position for no reason other than their race and with respect to prospective Board members who might be excluded for no other reason.

III. The California Fair Employment and Housing Act

California has adopted its own laws prohibiting discrimination on the basis of gender, race and color in employment, promotion, training, housing and other opportunities. These laws are contained in the Fair Employment and Housing Act ("FEHA"), California Government Code, Section 12940, *et seq.* These laws, by their terms, protect the rights of "employees" not to be discriminated against in selection for employment, promotional and training opportunities. However, because the prohibitions of the FEHA are co-extensive with those of the federal Civil Rights Act, California courts "look to the federal law as a guide to analysis of claims under the California act." *E.g., Horn v. Cushman & Wakefield Western, Inc.*, 72 Cal. App. 4th 798, 805 n.3 (1999) ("Although state and federal laws concerning age discrimination differ in some respects, their objectives are identical. California courts look to the federal law as a guide to analysis of claims under the California act because the statutes are similar.").

It is indisputable that California law prohibits discriminatory hiring. Section 12940 provides as follow:

> "It shall be an unlawful employment practice, unless based upon a bona fide occupational qualification, or, except where based upon applicable security regulations established by the United States or the State of California:
>
> (a) For an employer, because of the race, religious creed, color, national origin, ancestry, physical disability, mental disability, medical condition, marital status, sex, age, or sexual orientation of any person, to refuse to hire or employ the person or to refuse to select the person for a training program leading to employment, or to bar or to discharge the person from employment or from a training program leading to employment, or to discriminate against the person in compensation or in terms, conditions, or privileges of employment."

Just as it is impossible to reasonably rule out the applicability of Title VII to a discriminatory system of selecting members of a corporate Board, it also is impossible to rule out the applicability of the FEHA to such a practice. *Vernon v. State of California*, 116 Cal. App. 4th 114, 124-25 (2004) (citing federal civil rights case law in defining "employee" under FEHA and determining that the precise contours of an employment relationship can only be established by a careful factual inquiry); *Strother v. Southern Cal. Permanente Medical Group*, 79 F.3d 859, 866-68 (9th Cir. 1996) (looking to federal civil rights case law in determining whether a "partner" may be characterized as an "employee" entitled to FEHA protection and holding that the district court erred in its finding that plaintiff could plead no set of facts showing she was actually an employee). Consequently, adoption and implementation of the Proposal likely would cause Safeway to violate the FEHA in the same way that it would violate Title VII.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations, exceptions and qualifications set forth herein, and the information available, it is our opinion that the Proposal, if adopted and implemented, would likely cause Safeway to violate Title VII, 42 U.S.C. § 1981, and the FEHA.

LATHAM&WATKINS LLP

The foregoing opinion is limited to an assessment of the Proposal under Title VII, 42 U.S.C. § 1981, and the Fair Employment and Housing Act of the State of California. As to any other laws, or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of the stock exchanges or any other regulatory body, we express no opinion.

This opinion is rendered in connection with the Proposal, is furnished only to Safeway and is intended solely for the benefit of Safeway. We consent to the publication of this opinion to the SEC and the Proponent in connection with the matters addressed herein. Without our prior written consent, which may be granted or withheld in our discretion, this opinion letter may not be furnished or quoted to any other person or entity for any purpose.

Sincerely,

Latham & Watkins LLP

LATHAM & WATKINS LLP